Mail Stop 4-06

May 4, 2005

Richard Connelly
Chief Financial Officer
Citadel Security Software Inc.
Two Lincoln Centre, Suite 1600
5420 LBJ Freeway
Dallas, Texas 75240

RE:		Citadel Security Software Inc. (file no. 000-33491)
		Form 10-K: For the Year Ended December 31, 2004

Dear Mr. Connelly,

We have reviewed the above referenced filings and have the following comment. Please note that we have limited our review to the matters addressed in the comment below. In our comment, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed March 31, 2005

1. We note that you defer revenue in certain transactions with government contractors until the contractor has received the authorization to deploy the products to the end user agency. Clarify for us what you mean by stating that you defer revenue "when aware of these circumstances." Explain to us the controls and procedures in place that ensure any such circumstances are known prior to recognizing revenue and indicate whether any such circumstances have become known subsequent to revenue recognition. In addition, explain how your revenue recognition policies comply with paragraph 33 of SOP
97-2 in arrangements involving governmental agencies.


As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brent Watson, Staff Accountant, at (202) 551-3483, Mark Kronforst, Senior Staff Accountant, at (202) 551-3451 or me at
(202) 551-3730 if you have any questions regarding these comments.


							Very truly yours,


							Craig Wilson
							Senior Assistant Chief
Accountant
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Citadel Security Software Inc.
May 4, 2005
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